UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

September 17, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC

17 September 2024

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 16 September 2024 the following ordinary shares of US$0.20 and American Depository Receipts (ADR)  (the "Shares") in Smith & Nephew plc (the "Company") were purchased in line with Smith & Nephew plc's Remuneration Policy to pay part of its Non-Executive Directors' fees in Shares.  These Shares were purchased net of tax and expenses.

The following notification relates to Angie Risley and Simon Lowth:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Share purchase in lieu of part of annual fees.
Date of Transaction	2024 - 09 - 16
Place of Transaction	London Stock Exchange (XLON)

Name	Director / PDMR	Price	Volume	Aggregated information
Angie Risley	Non-Executive Director	£11.89926062	312ordinary shares	N/A Single Transaction
Simon Lowth	Non-Executive Director	£11.89926062	300ordinary shares	N/A Single Transaction

 The following notification relates to Bob White:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc SPON ADR American Depositary Shares
Identification code	ISIN: US83175M2052
Nature of the transaction	Share purchase in lieu of part of annual fees.
Date of Transaction	2024 - 09 - 16
Place of Transaction	New York Stock Exchange (XNYS)

Name	Director / PDMR	Price	Volume	Aggregated information
Bob White	Non-Executive Director	$31.485746	258 ordinary shares	N/A Single Transaction

Helen Barraclough
General Counsel & Company Secretary
Smith & Nephew plc
Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: September 17, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary